Filed by Mesa Air Group, Inc.
            Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant Rules 14a-12 and 14d-2 of the Securities Exchange
                                 Act of 1934

           Subject Company: Atlantic Coast Airlines Holdings, Inc.
                         Commission File No: 0-21976


Press Release

Mesa Air Group Proposes Atlantic Coast Board Slate Committed to Act in Shareholders' Interests; Intends to Commence Exchange Offer for ACA Shares

PHOENIX, Oct 14, 2003 (BUSINESS WIRE) -- Mesa Air Group, Inc. (Nasdaq: MESA) today announced that it is filing a preliminary consent statement with the Securities and Exchange Commission to nominate a slate of directors to replace current board members of Atlantic Coast Airlines Holdings, Inc. (Nasdaq: ACAI). The filing will enable Mesa to solicit written consents from ACA shareholders to vote for seven highly qualified director nominees who, if elected, are committed to acting in the best interests of all ACA shareholders.

Mesa also intends to commence an exchange offer for all outstanding shares of ACA, and/or deliver a draft merger agreement to the board of ACA, that each provide for the exchange of shares at a ratio of 0.9 of a Mesa share for each outstanding share of ACA common stock.

Jonathan Ornstein, Chairman and Chief Executive Officer of Mesa Air Group, said, "We are disappointed that we have not received a response from ACA management or its board of directors to our October 6 letter outlining an acquisition proposal for ACA. We have made a full and fair proposal to merge with ACA based on a proven strategy that we believe will result in long-term profitability. Our focused business model, based on revenue guarantee code share relationships with major airlines serving hub networks, applied to an enlarged asset base and a broader portfolio of client partnerships, will offer more balanced revenue distribution and strong synergies. As the leading operator in the regional aviation sector, we would have a stronger balance sheet and greater access to capital to fund our combined growth. Employees of both companies would have a stronger, more secure employer and greater advancement opportunities; our major airline customers would benefit from our ability to provide lower cost services; our shareholders an enhanced capital structure. Consequently, we believe that both Mesa and ACA shareholders, who would receive shares of Mesa common stock in the transaction, will benefit from our successful execution of this merger.

"Accordingly, we are taking steps to give ACA shareholders the opportunity to replace existing directors with those who are committed to fairly considering our offer or a similarly attractive alternative."

Based on the closing prices of Mesa and ACA common stock on Friday, October 3, 2003, the last trading day before announcement of the Mesa proposal, the offer represented a 25% premium over the price of shares of ACA common stock on October 3, and a 35% premium to ACA's average trading price since July 28, 2003 the day ACA announced its change in strategy.

In addition to replacing directors, Mesa will also seek written consent from ACA stockholders to approve a resolution to repeal any by-laws or amendments that have been adopted since the last date ACA's by-laws were filed with the SEC (August 14, 1998).

Mesa intends to nominate the following seven independent individuals for election as ACA directors:

      o Nathaniel A. Davis, President and Chief Operating Officer, XO Communications, Inc. from 2002 through June 2003; Director of XM Satellite Radio Holdings Inc. and former director of XO Communications, Inc.;

      o Andre V. Duggin, Chairman of the Board of Directors and Chief Executive Officer of A.V. Consultants, Inc., an insurance and risk management company;

      o Theodore F. Kahan, Senior Managing Director, El Camino Capital Group, a real estate investment company; former Executive Vice President of The Davis Companies;

      o James R. Link, Consultant, JLink Associates, a financial/marketing consulting firm; Chief Executive Officer of PAC/AV; and Chief Executive Officer of TRW Investments, a venture capital firm; former Vice President of Worldwide sales, Raytheon Aircraft Company;

      o David T. McLaughlin, Chairman of the Board of Directors, Orion Safety Products; Chairman of the American Red Cross; previous President of Dartmouth College; Director of Viacom, Inc., Orion Safety Products and Infinity Broadcasting;

      o Peter F. Nostrand, Chairman of the Board of Directors, President and Chief Executive Officer, SunTrust Banks, Inc., Greater Washington; Former President of Crestar Bank Washington, DC and Crestar Bank MD; and

      o Archille R. Paquette, Retired President, Chief Operating Officer, Air Midwest, Inc.

About Mesa Air Group

Mesa currently operates 150 aircraft with 938 daily system departures to 163 cities, 40 states, the District of Columbia, Canada, Mexico and the Bahamas. It operates in the West and Midwest as America West Express; the Midwest and East as US Airways Express; in Denver and the West as United Express; in Denver as Frontier JetExpress until December 31, 2003; in Kansas City with Midwest Express and in New Mexico and Texas as Mesa Airlines. The Company, which was founded in New Mexico in 1982, has approximately

4,000 employees. Mesa is a member of the Regional Airline Association and Regional Aviation Partners.

Certain Forward-Looking Statements

This press release contains various forward-looking statements that are based on management's beliefs, as well as assumptions made by and information currently available to management. Although the company believes that the expectations reflected in such forward-looking statements are reasonable; it can give no assurance that such expectations will prove to have been correct. Such statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, projected or expected. The company does not intend to update these forward-looking statements prior to its next required filing with the Securities and Exchange Commission.

October 14, 2003



Board of Directors
Atlantic Coast Airlines Holdings, Inc.
45200 Business Court
Dulles, Virginia, 20166


Ladies and Gentlemen:

            We are very disappointed that we have not received a response from Mr. Skeen or the Board of Directors of Atlantic Coast Airlines Holdings, Inc. ("ACA") to our letter of October 6, 2003 outlining an acquisition proposal for ACA. Specifically, we proposed that Mesa Air Group, Inc. ("Mesa") acquire all of the outstanding stock of ACA in a tax-free transaction whereby Mesa would issue
0.9 of a share of its common stock for each ACA share of common stock. We now feel compelled to direct this proposal to the ACA Board of Directors.

            We have made a full and fair proposal to merge with ACA based on a proven strategy of long-term profitability. Our focused business model, based on revenue-guarantee codeshare relationships with major airlines serving hub networks, applied to an enlarged asset base and a broader portfolio of client partnerships, will offer more balanced revenue distribution and strong synergies. As the leading operator in the regional aviation sector, we would have greater access to capital to fund our combined growth.. Employees of both companies would have a stronger, more secure employer and greater advancement opportunities; our major airline customers would benefit from our ability to provide lower cost services; our shareholders an enhanced capital structure. Consequently, we believe that both Mesa and ACA shareholders, who would receive shares of Mesa common stock in the transaction, will benefit from our successful execution of this merger.

            We and our advisors are prepared to send you a merger agreement and promptly sit down to discuss all aspects of our current thinking on the terms and structure of the transaction. We are committed to working with you to negotiate a definitive agreement and to complete this transaction as soon as practicable thereafter.

            Although it is our desire to enter into direct discussions about this transaction with you, because Mr. Skeen has not responded to my letter, we are now taking steps to give ACA shareholders the opportunity to replace existing directors with those who are committed to fairly considering our offer or any similarly attractive alternative that they believe is in the best interests of ACA shareholders. As you know, ACA currently has in place a "poison pill" which effectively prevents us from consummating an exchange offer directly with your shareholders. We therefore urge you to remove the "poison pill" and allow your shareholders the opportunity to voice their opinion on this transaction.

            Because we have not yet received a response to our proposal, we are filing with the Securities and Exchange Commission the necessary documents to commence a shareholder consent solicitation to replace ACA's current Board of Directors with independent directors who we believe will give fair consideration to our attractive proposal. We also intend to file with the SEC an offer to exchange Mesa shares directly with ACA shareholders.

            Sincerely,

            MESA AIR GROUP, INC.

            /s/ Jonathan G. Ornstein
            -----------------------------------------------
            Jonathan G. Ornstein
            Chairman of the Board & Chief Executive Officer

Additional Information and Where to Find it

More detailed information pertaining to the proposal by Mesa Air Group, Inc. ("Mesa") will be set forth in appropriate filings to be made with the SEC. Investors and security holders are urged to carefully read the relevant documents regarding the proposed transactions that will be filed with the SEC because they will contain important information. You will be able to obtain the documents when they become available free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Mesa free of charge by requesting them in writing from Mesa Air Group, Inc., 410 North 44th Street, Suite 700, Phoenix, Arizona 85008, Attention: Office of the Corporate Secretary (602-685-4000).

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in Solicitation

Mesa and certain other persons named below may be deemed to be participants in the solicitation of proxies. The participants in this solicitation may include the directors and executive officers of Mesa. A detailed list of the names of Mesa's directors and officers is contained in Mesa's proxy statement for its 2003 annual meeting, which may be obtained without charge at the SEC's Internet site (http://www.sec.gov).
      ------------------

As of the date of this communication, none of the foregoing participants, individually beneficially owns in excess of 5% of Atlantic Coast Airlines Holdings, Inc. ("ACA") common stock. Except as disclosed above and in Mesa's proxy statement for its 2003 annual meeting and other documents filed with the SEC, to the knowledge of Mesa, none of the directors or executive officers of Mesa has any material interest, direct or indirect, by security holdings or otherwise, in Mesa or ACA.